1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

July 26, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:   Michael Rosenberg, Division of Investment Management

Re:	Morgan Stanley Tax-Free Daily Income Trust (the “Fund”)
(File Nos. 2-67087;811-3031)

Dear Mr. Rosenberg:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A relating to the proposed liquidation of the Fund filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2023. The Fund responded to the SEC staff’s comments on the preliminary proxy statement in a letter dated July 19, 2023 (the “Response Letter”). In a subsequent telephone conversation on July 21, 2023, you communicated an additional comment from the SEC staff’s on the preliminary proxy statement. The Fund has considered your comment and has authorized us to make the response and acknowledgements discussed below relating to the Fund’s preliminary proxy statement on its behalf.  Below, we provide our response to the SEC staff’s comment, as requested.  The Fund expects to file the definitive proxy statement via EDGAR on or about July 26, 2023.

COMMENTS TO THE PRELIMINARY PROXY STATEMENT

Comment	1. Please provide to the SEC staff in EDGAR correspondence a detailed legal analysis explaining how Morgan Stanley Investment Management Inc.’s (the “Adviser”) purchase of shares to facilitate the liquidation of the Fund is not prohibited by Section 17(d) of the Investment Company Act of 1940, as amended. In your supplemental analysis, please cite to any applicable provisions to any federal securities laws, related to SEC staff positions and SEC no-action letters.

Response 1.             The Fund does not believe the purchase of Fund shares by the Adviser implicates Section 17(d) of the 1940 Act or Rule 17d-1 thereunder. Section 17(d) of the 1940 Act prohibits an affiliated person of or principal underwriter for a registered investment company, or an affiliated person of such a person (collectively, a “first or second tier affiliate”), acting as principal, from engaging in any transaction in which such registered investment company is a joint participant in contravention of rules adopted by the SEC.1 The SEC has adopted Rule 17d-1 under the 1940 Act, which prohibits a first or second tier affiliate of a registered investment company, acting as principal, from participating in or effecting any transaction in connection with any “joint enterprise or other joint arrangement or profit-sharing plan” absent an exemptive order from the SEC.2

1 15 U.S.C. § 80a-17(d).

2 17 C.F.R. § 270.17d-1. Under rule 17d-1(c), a “joint enterprise or other joint arrangement or profit-sharing plan” means “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of or a principal underwriter for such registered investment company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan, but shall not include an investment advisory contract subject to Section 15 of the Act.” Id.

For a transaction to implicate Section 17(d) and Rule 17d-1, it must involve “some element of ‘combination’” beyond mere parallel behavior.3 In this regard, the SEC staff has indicated that Section 17(d) and Rule 17d-1 would apply where an affiliated person of a registered investment company “has both a material pecuniary incentive and the ability to cause the investment company to participate with it in” the transaction.4 On the other hand, Section 17(d) and Rule 17d-1 would not be implicated “if an affiliated person that effects, or participates in, an aggregated transaction in which the investment company participates does not have both a material pecuniary incentive and the ability to cause the investment company to participate in the transaction.”5 Here, the Fund is not participating jointly in a transaction with a first or second tier affiliate. Rather, the Fund is issuing shares in accordance with its registration statement. Accordingly, Section 17(d) and Rule 17d-1 thereunder are not implicated.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai

3 See SEC v. Talley Industries, Inc., 399 F.2d 396, 403-404 (2d Cir. 1968), cert. denied, sub. nom. General Time Corp. v. SEC, 393 U.S. 1015 (1969) (finding a joint transaction where a fund’s investment adviser “was no longer a completely free agent” with respect to certain fund investments).

4 Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

5 Id. (emphasis in original).

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